

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Ms. Laurel J. Krzeminski
Chief Financial Officer
Granite Construction Incorporated
585 W. Beach Street
Watsonville, CA 95076

> **Re: Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-12911**

Dear Ms. Krzeminski:

    We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Liquidity and Capital Resources, page 34</u>

1. On page 35 you discuss changes in cash provided by operating activities period over period. It appears that your accounts receivable turnover is beginning to increase period over period. Please tell us the underlying reasons for the increase in your accounts receivable turnover and provide, in future filings, a robust discussion and analysis of your operating cash flows that addresses material changes in these cash flows including the key drivers of changes in your working capital accounts. Also, revise your discussion of your cash flows from operating, investing and financing activities to include a discussion of these cash flows for all periods that are presented in your consolidated statements of cash flows. Refer to Item 303 of Regulation S-K and FRC 501.13b.1 for additional guidance.

　　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Senior Assistant Chief Accountant, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Ronne, Staff Attorney, at (202) 551- 6156 or, in his absence Pam Long, Assistant Director, at (202) 551- 3765 with legal related questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Terence O'Brien for

　　　　　　　　　　　　　　　　Melissa Rocha
　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　　　Office of Manufacturing and
　　　　　　　　　　　　　　　　Construction